SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(RULE 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 6)*
THE LAMSON & SESSIONS CO.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
513696104

(CUSIP Number)
Brad Nelson
283 Columbine Street, Suite 177
Denver, Colorado 80206
(303) 894-3227

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 18, 2007

(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farhad Fred Ebrahimi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,123,200 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

1,123,200 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,123,200 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%

14	TYPE OF REPORTING PERSON*

IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mary Wilkie Ebrahimi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,123,200 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

1,123,200 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,123,200 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%

14	TYPE OF REPORTING PERSON*

IN

Schedule 13D/A
This Amendment No. 6 to Schedule 13D, filed in January of 1998, as amended by Amendment No. 1 to Schedule 13D, filed on October 5, 1998, as amended by Amendment No. 2, filed on September 10, 1999, as amended by Amendment No. 3, filed on September 21, 2000, as amended by Amendment No. 4, filed on January 15, 2002, as amended by Amendment No. 5, filed on July 11, 2006.
Item 1. SECURITY AND ISSUER.
     This statement relates to the Common Stock, without par value of Lamson & Sessions Co., which has its principal executive office at 25701 Science Park Drive, Cleveland, Ohio 44122.
Item 2. IDENTITY AND BACKGROUND.
     (a) This statement is being filed by Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi (the “Reporting Persons”).
     (b) 1800 Grant Street, Suite 250, Denver, Colorado 80203.
     (c) Farhad Fred Ebrahimi is an investor, and Mary Wilkie Ebrahimi is not employed.
     (d) Neither of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Neither of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become (or remain) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law, or finding any violation with respect to such laws.
     (f) United States.
Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     Not applicable.
Item 4. PURPOSE OF TRANSACTION.
     Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi have sold 285,800 of their shares of Common Stock. The Reporting Persons may make additional purchases or dispositions of Common Stock or other securities of the Issuer, either in the open market or in private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Stock or other securities, other opportunities available to them, general economic conditions, money and stock market conditions, and other future developments. Although all purchases of shares in Common Stock have been made for investment, at some future time the Reporting Persons may decide that it is desirable to seek control or influence the management and policies of the Issuer’s board of directors, by seeking a position as an officer of the Issuer, by contractual arrangement with the Issuer or by other means. At the present time, none of the Reporting Persons has made any decision to seek a board seat or seek control or influence over the management of policies of the Issuer.
     Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:
     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) any other material change in the Issuer’s business or corporate structure;
     (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
     (j) Any action similar to any of those enumerated above.
Item 5. INTEREST IN SECURITIES OF THE ISSUER.
     (a) Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi jointly hold 1,123,200 shares of the Issuer’s Common Stock, which, based on the number of shares reported as outstanding in the Issuer’s 10-Q, filed with the Securities Exchange Commission on May 1, 2007, represents 7.1% of the outstanding Common Stock of the Issuer.
     (b) Number of shares as to which Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi have:
          (i) sole power to vote or to direct the vote: 0 shares
          (ii) shared power to vote or to direct the vote: 1,123,200 shares
          (iii) sole power to dispose or to direct the disposition of: 0 shares
          (iv) shared power to dispose or to direct the disposition of: 1,123,200 shares

     (c) The following transactions have been effected by the Reporting Persons since the most recent filing of the Amendment number 5 to Schedule 13-D on July 11, 2006:

			Price per
Date of			Share (in
Transaction	Type of Transaction	Quantity	US Dollars)

9/19/2007	Sale of Common Stock	50,000	26.84
9/19/2007	Sale of Common Stock	24,650	26.84
9/19/2007	Sale of Common Stock	16,200	26.96
9/19/2007	Sale of Common Stock	12,900	26.94
9/19/2007	Sale of Common Stock	6,000	26.96
9/19/2007	Sale of Common Stock	3,000	26.94
9/19/2007	Sale of Common Stock	2,700	26.94
9/19/2007	Sale of Common Stock	2,100	26.94
9/19/2007	Sale of Common Stock	2,000	26.96
9/19/2007	Sale of Common Stock	1,500	26.94
9/19/2007	Sale of Common Stock	1,100	26.94
9/19/2007	Sale of Common Stock	700	26.96
9/19/2007	Sale of Common Stock	600	26.94
9/19/2007	Sale of Common Stock	600	26.94
9/19/2007	Sale of Common Stock	500	26.94
9/19/2007	Sale of Common Stock	100	26.96
9/18/2007	Sale of Common Stock	13,600	26.78
9/18/2007	Sale of Common Stock	4,100	26.78
9/18/2007	Sale of Common Stock	4,000	26.78
9/18/2007	Sale of Common Stock	1,800	26.78
9/18/2007	Sale of Common Stock	1,100	26.78
9/18/2007	Sale of Common Stock	400	26.78
9/18/2007	Sale of Common Stock	200	26.84
9/18/2007	Sale of Common Stock	150	26.84
9/13/2007	Sale of Common Stock	100	26.78
9/13/2007	Sale of Common Stock	2,800	26.78
9/11/2007	Sale of Common Stock	10,000	26.74
9/11/2007	Sale of Common Stock	6,000	26.74
9/11/2007	Sale of Common Stock	4,000	26.74
9/11/2007	Sale of Common Stock	3,000	26.74
9/11/2007	Sale of Common Stock	2,600	26.74
9/11/2007	Sale of Common Stock	2,000	26.74
9/11/2007	Sale of Common Stock	1,600	26.74
9/11/2007	Sale of Common Stock	800	26.74
9/11/2007	Sale of Common Stock	600	26.74
9/11/2007	Sale of Common Stock	600	26.74
9/11/2007	Sale of Common Stock	500	26.74
9/11/2007	Sale of Common Stock	425	26.74
9/10/2007	Sale of Common Stock	22,652	26.64
9/10/2007	Sale of Common Stock	17,875	26.74
9/07/2007	Sale of Common Stock	25,000	26.55
9/07/2007	Sale of Common Stock	2,400	26.65
9/07/2007	Sale of Common Stock	2,348	26.64
8/24/2007	Sale of Common Stock	25,000	26.46
8/20/2007	Sale of Common Stock	5,500	26.45

All of these transactions were effected by the Reporting Person through Fidelity Investments’ online brokerage.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.
Item 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     Not applicable.
Item 7. MATERIAL TO BE FILED AS EXHIBITS.
     Exhibit A — Power of Attorney
     Exhibit B — Power of Attorney
     Exhibit C — Agreement regarding filing of joint Schedule 13D.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 19, 2007

By:	*

Name:	Farhad Fred Ebrahimi

By:	**

Name:	Mary Wilkie Ebrahimi

*By:	/s/ Brad Nelson

Brad Nelson as Attorney-in-Fact

**By:	/s/ Brad Nelson

Brad Nelson as Attorney-in-Fact

*	This Amendment No. 6 to Schedule 13D was executed by Brad Nelson pursuant to a Power of Attorney, filed with the Securities and Exchange Commission herewith.

**	This Amendment No. 6 to Schedule 13D was executed by Brad Nelson pursuant to a Power of Attorney, filed with the Securities and Exchange Commission herewith.

EXHIBIT INDEX
     Exhibit A — Power of Attorney
     Exhibit B — Power of Attorney
     Exhibit C — Agreement regarding filing of joint Schedule 13D.